THIS LETTER IS INTENDED FOR VERIZON SHAREOWNERS ONLY

 If you do not own Verizon stock, please pass this on to anyone you know who does. Association Chairman Jack Cohen introduced the "clawback" proposal (Item 8) and the Association introduced the executive retirement plan proposal (Item 9), both described below. If you do not receive your Verizon proxy statement by April 8th, contact your broker or call Computershare Trust Company at 1-800-631-2355. PLEASE DO NOT RETURN PROXY CARDS to the Association.

DEAR FELLOW ASSOCIATION MEMBER:

We urge you to vote FOR Item 8 and FOR Item 9 on Verizon's proxy card for the upcoming Annual Meeting, scheduled to be held May 3rd near Seattle, Washington:

Item 8: Vote FOR the "Executive Compensation Clawback Policy"

Several years ago, Verizon's Board adopted a policy that authorized the company to "cancel certain incentive payments received by an executive who has engaged in financial misconduct" (2016 Proxy, page 46). After Association Chairman Jack Cohen submitted a shareholder proposal to strengthen that clawback policy, Verizon posted a revised policy that limits recoveries to executives who engage in "willful misconduct" that "results in significant reputational or financial harm to Verizon."

Jack reintroduced his proposal because Verizon's clawback policy remains far too narrow. The term "willful misconduct" is ill-defined and does not require disclosure to shareholders. And although incentive compensation may be clawed back due to "gross negligence," this is limited to financial harm so large it results in a material restatement of financial results.

Recent high-profile regulatory fines paid by Verizon underscore the need for a stronger policy. In 2015 Verizon agreed to pay $90 million to settle a Federal Communications Commission investigation alleging that Verizon placed unauthorized third-party charges on its customers' mobile phone bills - an unlawful practice called "cramming."

We are concerned that a "willful misconduct" standard will not address situations like this where a senior executive fails to exercise oversight responsibilities that result in significant damage to the Company.

Wells Fargo is a prime example: The bank agreed to pay $185 million to resolve claims of fraudulent sales practices that went on for years before press reports and Congressional hearings led the bank's board to clawback $136 million in compensation from two top executives.

A New York Times Sunday business section column last year agreed with us that "Verizon's policy should also cover wrongdoing that arose because of negligence or a supervisory failure." (Want Change?

Shareholders Have a Tool for That, by Gretchen Morgenson, March 24, 2017).

Harry Truman's motto was the "the buck stops here." Senior executives should be on notice that their own supposedly "performance-based" compensation is at risk. Accountability influences behavior. A stronger clawback policy will deter executives from taking undue risks to boost short-term profitability.

Item 9: Vote FOR Limiting "Nonqualified Savings Plan Earnings" for Senior Executives

Verizon continues to offer senior executive officers far more generous retirement saving benefits than rank-and-file managers and other employees receive under the tax-qualified saving plans. We urge you to support this proposal, submitted by the Association of BellTel Retirees, to prohibit the practice of paying above-market earnings on the non-tax-qualified retirement saving or deferred income account balances of senior executive officers.

The Verizon Executive Deferral Plan allows executives to contribute or defer compensation significantly above the applicable IRS limits on 401(k) accounts, including without limit the long-term incentive compensation that represents the bulk of their annual income.

For example, in 2017 CEO Lowell McAdam received $73,949 in "above-market earnings" on his nonqualified plan assets. (2018 Proxy, Summary Compensation Table, page 46, column h).

Institutional Shareholder Services, the leading proxy advisory firm for institutional investors, flagged this practice in its 2017 proxy analysis. ISS stated that Verizon "provided guaranteed earnings rates on deferred compensation that are above what can be earned in the general marketplace. This non- performance-based benefit creates additional costs to shareholders."

For CEO McAdam, these above-market earnings came on top of $325,150 in Company matching contributions to his Executive Deferral Plan account and $18,850 to his Management Savings Plan account (2018 Proxy, page 47).

The $418,000 in total Company matching contributions and "above-market earnings" received by McAdam for just one year dwarfed the maximum Company contribution available to managers or other employees participating only in the tax-qualified Savings Plan. Verizon provides a matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that a participant contributes (Proxy, page 42).

Such gross disparities between retirement benefits offered to senior executives and other employees create potential morale problems and reputational risk, which can adversely affect shareholder value.

We also urge you to use your "say on pay" to vote AGAINST Item 3: "Advisory Vote to Approve Executive Compensation." A No Vote will send a message that limiting above-market earnings on senior executive retirement accounts and requiring shareholder approval of windfall severance benefits (a proposal by Jack Cohen in prior years that fell short of a majority vote) are reforms needed to better align executive pay with shareholder interests.

Please Vote Your Proxy Card FOR Item 8 and FOR Item 9.

Sincerely yours,

John M. Brennan

President

This is not a solicitation. Please do not send your proxy card to the Association.